UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

‖‖‖‖‖‖‖‖‖‖‖‖‖‖
09038756

Singer Financial Corp.
_____
(Exact name of issuer as specified in its charter)

Pennsylvania
_____
(State or other jurisdiction of incorporation or organization)

1708 Locust Street, Philadelphia, PA 19103   215-893-9722
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Paul Singer, 1708 Locust Street, Philadelphia, PA 19103   215-893-9722
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

_____7398_____   _23-2710000_____
(Primary standard Industrial   (I.R.S. Employer Identification Number)
Classification Code Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.   No compensation being paid

(2) Any engineering, management or similar report referenced in the offering circular. None

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.   SEC 486 (02-08)

PART I—NOTIFICATION

Item 1. Significant Parties

(a) The issuer's sole director is Paul Singer, 1708 Locust Street, Philadelphia, PA 19103 (business and residence address)

(b) Paul Singer is President, Secretary, and Treasurer of the issuer (see business and residence address above). There are no other officers.

(c) None.

(d) Paul Singer is the sole owner of record of the issuer's securities (see business and residence address above).

(e) Paul Singer is the beneficial sole owner of the issuer's securities (see business and residence address above).

(f) Paul Singer is the promoter of the issuer (see business and residence address above).

(g) Paul Singer is an affiliate of the issuer (see business and residence address above).

(h) Frank B. Baldwin is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's business address is 1617 John F. Kennedy Blvd., Suite 1500, Philadelphia, PA 19103. His residence address is 2025 Brandywine Street, Philadelphia, PA 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are To Be Offered

(a)   None

(b)   The securities will be offered directly by the Company in Delaware, New Jersey, and Pennsylvania.

Item 5. Unregistered Securities Sold Within One Year

None

Item 6. Other Present or Proposed Offerings

The issuer is not contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a)   None

(b)   None

Item 8. Relationship with Issuer of Experts Names in Offering Statement.

None

Item 9. Use of a Solicitation of Interest Document

No such publication was used.

OFFERING STATEMENT

Item 1. Cover Page

$5,000,000
Singer Financial Corp.

Subordinated Investment Certificates
with Maturities of 12 Months or More from Date of Issue

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of Singer Financial Corp., a Pennsylvania corporation (the Company). The Company's principal executive offices are located at 1708 Locust Street, Philadelphia, Pennsylvania 19103.

The Certificates are non-negotiable and will be issued in the minimum amount of $1,000 and in any amount greater than $1,000. The Certificates will be offered in maturities of 12 to 180 months from the date of issue, with a fixed interest rate depending on the term. The Company will issue certificates on the same or next day, but up to approximately two weeks, after deposit by the Company of the subscriber's payment check for collection by the Company's bank. See "Securities Being Offered" p. 17. Paul Singer, the Company's president and sole director, will determine the interest rates on the Certificates. The interest rate will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See "Securities Being Offered" p. 17. The Company anticipates that the interest rate per annum on the Certificates will range between a minimum annual rate of 5% and a maximum annual rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 8.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Certificate	$1,000 or greater	0%	$1,000 or greater
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Company are estimated at approximately $30,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Certificates in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is March 30, 2009.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

No Public Market for the Certificates

Prior to this Offering, there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

Absence of Insurance and Regulation

Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. There can be no assurance that the Company will be able to pay the ongoing interest on the Certificates and to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

Lack of Security and Subordination of Debt Represented by Certificates

The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See "Use of Proceeds", p. 18, "Capitalization", p. 9, and "Financial Statements", p. F-1 to F-13.

Absence of Sinking Fund and Trust Indenture

The Certificates are unsecured obligations of the Company, and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up

of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

Risks of Making Loans Secured by Real Property

The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. The Company's current internal credit guidelines for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 50% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

Lending and Credit Risks

The industry in which the Company is doing business is the portion of the financial services industry that makes secured loans to persons and entities which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

Dependence on Borrowed Funds from Certificates and Other Sources

The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans.

Financial Covenants

The Company is currently looking to replace a $5 Million line of credit it previously had with National City Bank. National City Bank failed and was purchased by PNC Bank. The Company is actively looking for a replacement credit line facility. An inability to obtain this credit line facility may limit the Company's ability to make loans and in turn pay interest on the certificates.

Dependence on Management

The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. See "Employees", p. 12.

Environmental Risks

In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation.

No Escrow of Funds; No Minimum Offering

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as the Company receives proceeds from the Offering, they will automatically be available for use by the Company. There is no minimum amount that must be raised in order for the Offering to be effective.

Certificates Subject to Redemption

The Company has the right, in its discretion, at any time, to redeem a Certificate by paying the investor the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

High Level of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. (See "Description of Business—Competition", p. 12)

Item 4. Plan of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and do comply with certain specified limitations when responding to inquiries from, potential purchasers. In New Jersey, Paul Singer is the only person authorized to sell the Certificates.

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$5,000,000	100%
Use of Net Proceeds		
Commercial Loans	$5,000,000	100%
Other Business Uses	0	0%
Total Use of Net Proceeds	$5,000,000	100.00%

The Company is paying directly for the costs of the Offering; no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income producing securities, such as Treasury Bills of short maturities, before it disburses funds to make loans.

Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal year and the capitalization of the company upon completion of the Offering, assuming that the full dollar amount of Investment Certificates offered hereby are sold:

	Amount Outstanding as of 12/31/08	Amount Outstanding if All Certificates Are Sold
Debt		
Short-term debt	$ 786,194.00	$ 786,194.00
Long-term debt	$5,154,601.00	$10,154,601.00
Accounts payable	$ 0.00	$ 0.00
Demand note payable	$ 886.00	$ 886.00
Total debt	$5,941,681.00	$10,941,681.00
Stockholders equity:		
Common stock	$ 600,000.00	$ 600,000.00
Retained earnings	$1,988,827.00	$ 1,988,827.00
Total stockholders equity	$2,588,827.00	$ 2,588,827.00
Total capitalization	$8,530,508.00	$13,530,508.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are and will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings. It will also be funding the direct loans through a line of credit with a commercial bank. The Company is currently looking to replace a $5 Million line of credit it previously had with National City Bank. National City Bank has failed and was purchased by PNC Bank. The Company intends to obtain a replacement credit line facility. The following is a schedule of maturities of the Company's loans as of December 31, 2008:

Year	Loans Maturing During Year
2009	$1,118,802
2010	$1,207,573
2011	$2,086,750
2012	$1,108,003
2013	$1,924,020
Total	$7,445,148

The Company carries on its books $353,600 of unamortized origination costs with respect to these loans. These costs are included in the principal amounts shown to be due.

Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. The Company itself usually makes evaluations or appraisals of proposed real estate collateral, although independent appraisals are obtained when the Company is unable to establish a property's market value independently or when requested to do so by its bank. In any event, the Company expects to lend a borrower no more than 50% of the borrower's equity in the estimated market or salvage value of the property securing the loan. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years.

The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is offered to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $1,250,000

maximum principal amount, with a minimum annual interest rate of 10% which is adjusted (upward or downward, but not below 10% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on a number of external factors, including the current prime rate being charged by leading banks, the average yield on certificates of deposit, general market conditions including loan demand, borrower credit, and the Company's cost of funds. Rates currently range from 10% to 16%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

The Company restricts its lending to loans that are secured by real estate, supplemented in some cases by other valuable collateral including but not limited to business equipment, licenses and vehicles, which is considered in addition to the value of the real estate the borrower is able to pledge and requires a loan-to-pledged real estate value ratio of approximately 50%. In its history, the Company has always been able to collect amounts due under non-performing loans because of its collateral coverage

Environmental studies of real estate that is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The borrower pays the cost of any such appraisals or studies. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case-by-case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property.

The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon.

The Company intends to maintain a $5,000,000 line of credit with a commercial bank and to borrow funds under it to make additional commercial loans. The Company previously had this line of credit with National City Bank. National City Bank has failed and was purchased by PNC Bank. The Company is seeking a replacement credit line facility

Loan Portfolio

The Company's loan portfolio consists only of loans secured by real estate. The collateral properties are located within a two-hour driving radius of Philadelphia. The Company requires a ratio between property value and the loan amount of more than 1.7:1 (typically more than 2:1). In its entire history (18 years), the Company has not written off any of its loans, and has been able to collect all amounts due by realizing on its collateral. No assurance can be given that this history will continue into the future, but the Company intends to continue to enforce the same standards of collateral coverage for all new loans. The Company avails itself of all traditional debt collection methods to collect on its collateral in the event of borrower default, including mortgage foreclosure proceedings.

The Company has approximately $2,007,145 principal amount of loans in non-accrual status (meaning that principal and interest on these loans are not currently being paid). The Company is holding approximately $7,450,000 of collateral as security for these loans, as a result of which management does not anticipate any material financial loss on any of them.

The Company's loan portfolio is not concentrated on any one borrower or industry, although its borrowers are mainly located within a two-hour driving radius of Philadelphia.

Current Market Conditions. The Company is in a position to benefit from the present turmoil in the lending markets. While many lenders have been forced to withdraw from the market, or limit loan availability, the Company has been able to use its committed financial base (from Investment Certificates sold in the past) to make loans on an ongoing basis.

Employees

The Company has three full-time employees. They are Paul Singer, its President, Pavel Garanin, an investor relations representative, and Alex Molinski, operations manager. None of the Company's employees is subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. Mr. Singer has an Employment Agreement with the Company, which ran through January 1, 2008 and is now year-to-year unless terminated on at least 30 days prior notice. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities that compete with the Company during the term of the Agreement and for a period of one year thereafter.

Competition

The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors

have corporate or trade names that are considerably better known than the Company. The Company's principal competitors in both direct lending and loan brokerage are Silver Hill Financial LLC, Interbay Funding LLC, and Eastern Savings Bank, which deal with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards, and others, including retailers, who extend credit to the public. Strong competition from larger and better-known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates that the Company receives on loans that it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan that the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk that the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as Silver Hill Financial LLC and Interbay Funding LLC. Internet banks, such as ING Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed upward, but it is anticipated that the Company's Investment Certificates will continue to be attractive to investors because of their relatively higher interest rates.

In general interest rates have been fluctuating during 2005 through 2008, most recently setting a downward trend. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. The Company believes that its competitive position is not greatly affected by interest rate changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to

be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities that will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require any other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal and state regulations affect the Company's businesses. The Company's mortgage brokerage and business lending activities must adhere to various federal and state laws affecting non-bank financial institutions, including: the Truth-in-Lending Act; the Equal Credit Opportunity Act; Electronic Funds Transfer Act; the Money Laundering Suppression Act; the Bank Secrecy Act; and the Fair Credit Reporting Act. Various states have laws regulating usury. The Company has a mortgage banker license in Pennsylvania.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. The Company has been involved in two administrative proceedings that adversely affected the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order, (iii) required the Company to retain the services of experienced securities counsel for a period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with

Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 14, 1999, a prior Regulation A Offering by the Company became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the Pennsylvania Securities Commission did not receive the filing. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company agreed to make an offer of rescission to each Pennsylvania resident who purchased a Certificate during this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission was made, but was not accepted by any purchaser.

More recently, the Company made a Regulation A Offering beginning on May 25, 2005. This Offering remained effective for a two-year period and expired May 24, 2007. The offering of Investment Certificates was also qualified in Pennsylvania, but that qualification expired on February 28, 2007. The Company should have renewed its registration in Pennsylvania as of March 1, 2007, but inadvertently failed to do so. Again, on June 26, 2007, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist ordering the Company to offer rescission to three purchasers who purchased an aggregate of $23,000 of Investment Certificates after the expiration of the Pennsylvania filing. The Company made the required offer to the three investors, none of whom accepted it.

Item 7. Description of Property

Currently, the Company's principal executive offices are on the ground floor of a three-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased in 1997 for $325,000. The Company has granted to TD Banknorth a mortgage on its property at 1708 Locust Street as security for a $750,000 line of credit. As of December 31, 2008, $750,000 was outstanding under this line of credit. The Company leases the remaining space in the building to Paul Singer's wife for

$1,000 per month as a residence for Mr. Singer and his family under a lease that expires May 1, 2009. The lease amount approximates the fair rental value of the property.

Item 8. Directors, Executive Officers, and Significant Employees

Paul Singer is the president, secretary, and treasurer of the Company and is its sole director. Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science (now Philadelphia University) in 1988.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Mr. Singer's father, Mr. Michael Singer, owns Scott Finance Company and Scott Consumer Discount. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency, which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania and owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

Item 9. Remuneration of Directors and Officers

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company, which commenced on January 1, 2003 and expired on January 1, 2008. The Agreement was automatically renewed for 2008 and will be automatically renewed from year to year unless terminated by either party. Under this agreement he is entitled to receive base compensation of up to $75,000 each year. Mr. Singer also is entitled to receive such bonuses as may be awarded to him by the Board of Directors. Bonus awards are based on the Company's profitability and are limited to 25% of the Company's net earnings in any year. In addition, no bonus would be payable if such payment impaired the Company's ability to repay the Investment Certificates as they become due. Mr. Singer received bonuses of $82,520 in 2007 and $95,000 in 2008. The Company has obtained a key man life insurance policy on Mr. Singer in the amount of $1,000,000. This policy remains in effect through November 25, 2017.

Item 10. Security Ownership of Management and Certain Shareholders

Paul Singer is the registered and beneficial owner of 2,000 shares of Common Stock of the Company, for which he paid $300 each. The shares held by Mr. Singer

constitute all of the issued shares of Common Stock of the Company.

Item 11. Interest of Management and Others in Certain Transactions

Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2008 the amount owed to Mr. Singer was $886. This loan is due on demand and is non-interest-bearing.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $1,000 per month. The lease expires May 1, 2009. This lease amount approximates the fair rental value of the property.

During the year ended December 31, 2007, an affiliated company assumed loans receivable with book values of $773,407 from one debtor of the Company.

During the year ended December 31, 2008, Paul Singer assumed loans receivable with book values of $182,214 from two debtors of the Company.

Item 12. Securities Being Offered

Principal Amount and Term

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. The Certificates are available in the following maturities: 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. The principal amount of Certificates offered pursuant to this Offering Statement includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. Any roll-overs will be included within and limited by the $5,000,000 of Investment Certificates available in this offering. Despite the maximum amount of this offering, the Company intends to limit the sale of new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity. As of December 31, 2008 tangible shareholders' equity was $2,531,187.00, which would permit total indebtedness, including amounts due under the Certificates, of $20,249,496.00. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed

Comment: Based on debt-to-equity of 8:1?

the eight-to-one ratio will decrease. As of December 31, 2008, the Company could have issued an additional $14,307,815.00 of Investment Certificates in addition to the $5,154,601 then outstanding (assuming no increase in other debt). The Company will remain within the limit of $5,000,000 applicable to this Offering.

The following table lists the maturities of the outstanding Investment Certificates:

Year Ending December 31,	Amount (including accrued interest)
2009	$392,309
2010	$591,318
2011	$240,283
2012	$134,895
2013	$1,196,214
Thereafter	$2,599,582

Interest Rates and Payment

The interest rate for each Certificate is fixed for the term of the Certificate and is based on the following formula: the average of the two highest rates then being paid by Wachovia National Bank, Bank of America, and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company, plus one percent. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 5% and an approximate maximum rate of 12%, in response to current business and market conditions, as reflected in the interest rates charged by the reference banks listed above. The Company also anticipates that the interest rates offered at the beginning of the Offering will not vary more than 3% upward or downward from the original interest rate offered for that term. Furthermore, the Company will limit the number of times it changes the rates for the Certificates being offered to once per quarter.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the holder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the holder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

How to Purchase Certificates

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

To purchase a Certificate, investors should contact:

Paul Singer (President of the Company)
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

Telephone No. (215) 893-9722 or (877) SINGER-NOW

Website: www.singerfinancial.com

e-mail paul@singerfinancial.com

Payment or Rollover At Maturity

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that maturity or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of the Company's subordinated investment certificates in the future will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose

Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

Redemption

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent of the principal amount being redeemed. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificate holders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method, which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificate holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

Repayment Upon Death

There is no right to have Certificates redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Subordination

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness that the Company may incur to which the Certificates would be subordinated.

As of December 31, 2008, the amount of indebtedness to which the Certificates would have been subordinated, if then issued, was $787,080, including a loan payable to Paul Singer of $886 and $0 outstanding on its line of credit with National City Bank. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants. The Company has granted to Hudson United Bank (now TD Banknorth) a mortgage on its property at 1708 Locust Street, Philadelphia as security for a $750,000 line of credit. $750,000 was due under this line of credit as of December 31, 2008. In the event that additional funds are drawn under this line of credit, the Certificates will be subordinate to this indebtedness.

All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $10,154,601 of pari passu indebtedness, including $5,154,601 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2008.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its audited Financial Statements to all holders of Investment Certificates within 60 days after the end of each fiscal year.

PART F/S -- FINANCIAL STATEMENTS

The Company's audited financial statements for the years ended December 31, 2008 and 2007 are included in this Offering Statement as pages F-1 through F-13.



SINGER FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

INDEX TO FINANCIAL STATEMENTS



FISHBEIN
& COMPANY, P.C.
certified public accountants

anticipating your needs

INDEPENDENT AUDITOR'S REPORT

February 10, 2009

Stockholder and Director
Singer Financial Corp.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of SINGER FINANCIAL CORP. as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fishbein & Company, P.C.

Horsham, Pennsylvania

F-2

110 Gibraltar Road, Suite 116   Horsham, Pennsylvania 19044
ph: 215.259.1000   fax: 215.259.1010   www.fishbeincpa.com

SINGER FINANCIAL CORP.

Balance Sheets

ASSETS

	December 31,	
	2008	2007
Cash	$ 131,325	$ 63,659
Loans receivable	7,091,548	7,100,659
Accrued interest receivable	129,514	111,603
Due from affiliates	447,316	351,374
Prepaid expenses	4,407	7,926
Property and equipment - Net of accumulated depreciation of $171,413 - 2008 and $136,975 - 2007	668,758	534,715
Financing costs - Net of accumulated amortization of $87,322 - 2008 and $97,978 - 2007	57,640	71,874
	$ 8,530,508	$ 8,241,810

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES		
Notes payable - Bank	$ 786,194	$ 814,534
Subordinated investment certificates	5,154,601	4,885,210
Accounts payable and accrued expenses		7,969
Demand note payable - Stockholder	886	13,595
	5,941,681	5,721,308
STOCKHOLDER'S EQUITY		
Preferred stock - No par value		
Authorized 500,000 shares		
Issued and outstanding - None		
Common stock - No par value		
Authorized 10,000 shares		
Issued and outstanding - 2,000 shares	600,000	600,000
Retained earnings	1,988,827	1,920,502
	2,588,827	2,520,502
	$ 8,530,508	$ 8,241,810

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Income

	Year Ended December 31,	
	2008	2007
INCOME		
Interest		
Interest income	$ 1,267,083	$ 1,436,637
Interest expense	488,894	654,516
Net interest income	778,189	782,121
Brokerage and other fees	109,356	319,127
	887,545	1,101,248
OPERATING EXPENSES		
General and administrative	532,548	596,564
Depreciation and amortization	48,672	44,077
	581,220	640,641
INCOME FROM OPERATIONS	306,325	460,607
OTHER INCOME		
Gain on sale of equipment		4,778
Rental income	12,000	11,000
	12,000	15,778
NET INCOME	$ 318,325	$ 476,385

See notes to financial statements.

Statements of Stockholder's Equity   **Years Ended December 31, 2008 and 2007**

	Common Stock		Retained Earnings	Total
	Number of Shares	Amount		
BALANCE - January 1, 2007	2,000	$ 600,000	$ 1,879,117	$ 2,479,117
Net income			476,385	476,385
Distributions			(435,000)	(435,000)
BALANCE - December 31, 2007	2,000	600,000	1,920,502	2,520,502
Net income			318,325	318,325
Distributions			(250,000)	(250,000)
BALANCE - December 31, 2008	2,000	$ 600,000	$ 1,988,827	$ 2,588,827

See notes to financial statements.

SINGER FINANCIAL CORP.

Statements of Cash Flows

	Year Ended December 31,			
		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	318,325	$	476,385
Adjustments to reconcile net income to net cash provided by operating activities				
Amortization of loan origination fees - Net	(	224,451)	(	317,927)
Depreciation of property and equipment		34,438		26,818
Gain on sale of equipment			(	4,778)
Amortization of financing costs		14,234		17,259
Increase in accrued interest on subordinated investment certificates		326,062		315,247
(Increase) decrease in:				
Accrued interest receivable	(	17,911)		96,416
Prepaid expenses		3,519	(	1,614)
Due from affiliates	(	95,942)		90,443
(Increase) decrease in:				
Accounts payable and accrued expenses	(	7,969)		7,969
Net cash provided by operating activities		350,305		706,218
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans originated	(	2,403,991)	(	1,625,970)
Loan payments received		2,637,553		4,180,490
Proceeds from sale of equipment				14,700
Construction costs incurred	(	156,691)	(	4,799)
Purchase of property and equipment	(	11,790)	(	70,134)
Net cash provided by investing activities		65,081		2,494,287
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds of notes payable - Bank		1,294,270		1,244,274
Principal payments on notes payable - Bank	(	1,322,610)	(	3,882,484)
Proceeds from issuance of subordinated investment certificates				146,523
Principal payments on subordinated investment certificates	(	56,671)	(	243,913)
Net principal payments on demand note payable - Stockholder	(	12,709)	(	1,677)
Stockholder's distributions	(	250,000)	(	435,000)
Net cash used in financing activities	(	347,720)	(	3,172,277)
NET INCREASE IN CASH		67,666		28,228
CASH - BEGINNING		63,659		35,431
CASH - ENDING	$	131,325	$	63,659

See notes to financial statements.

	Year Ended December 31,		
	2008		2007
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for			
Interest	$ 171,558	$	331,300

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Nature of Business*

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

b. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. *Cash*

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

d. *Loans Receivable and Allowance for Credit Losses*

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2008 and 2007, no allowance for credit losses was deemed necessary; collateral values were considered adequate to cover outstanding loan balances. Management performs the appraisals of the real estate collateral and have adequately considered their qualifications and determined that their appraisals reflect true market value.

e. *Property and Equipment and Depreciation*

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. *Financing Costs and Amortization*

Financing costs of $144,962 and $169,852 at December 31, 2008 and 2007, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates. Estimated amortization of the financing costs is as follows: Year ending December 31, 2009 - $10,488, 2010 - $8,467, 2011 - $7,420, 2012 - $6,335 and 2013 - $5,080.

g. *Interest Income*

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of the receivables will cause earlier suspension if collection is doubtful.

h. *Advertising Costs*

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $12,680 and $20,964 for the years ended December 31, 2008 and 2007, respectively.

i. *Income Taxes*

The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code and the Pennsylvania S Corporation Statute. As a result, income and losses of the Company are passed through to its stockholder for federal and state income tax purposes. Accordingly, no provision is made for federal or state income taxes.

2. LOANS RECEIVABLE

	December 31,		
	2008		2007
Real estate secured loans			
Current	$ 5,438,003	$	5,399,157
On nonaccrual status	2,007,145		2,120,903
	7,445,148		7,520,060
Unamortized origination costs (fees) - Net	(353,600)	(	419,401)
	$ 7,091,548	$	7,100,659

At December 31, 2008, the contractual maturities of real estate secured loans receivable are as follows:

	2009	2010	2011	2012	2013	Total
Real estate secured loans	$ 1,118,802	$ 1,207,573	$ 2,086,750	$ 1,108,003	$ 1,924,020	$ 7,445,148
Unamortized origination fees - Net	(124,810)	(104,731)	(68,307)	(38,241)	(17,511)	(353,600)
	$ 993,992	$ 1,102,842	$ 2,018,443	$ 1,069,762	$ 1,906,509	$ 7,091,548

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

SINGER FINANCIAL CORP.

Notes to Financial Statements   **December 31, 2008**

3. PROPERTY AND EQUIPMENT

	2008	2007
Land	$ 66,977	$ 66,977
Auto	65,909	65,909
Building	267,907	267,907
Building improvements	37,335	37,335
Leasehold improvements	193,298	193,298
Office furniture and equipment	47,255	35,465
Construction in progress	161,490	4,799
	840,171	671,690
Less accumulated depreciation	171,413	136,975
	$ 668,758	$ 534,715

4. NOTES PAYABLE – BANK

	2008	2007
Note payable - Represented the balance of advances to date under a $5,000,000 line of credit; interest payable monthly at prime (an effective rate of 4.75% at December 31, 2008); collateralized by the loans receivable. The loan agreement also contained various restrictive covenants, including the following: aggregate debt less than 300% of the sum of net worth and subordinated debt, and tangible net worth not less than $3,000,000. The note expired and the balance was paid in full on December 31, 2008	$ -	$ 719,480
Note payable - Represents the balance of advances to date under a $750,000 line of credit; interest payable monthly at prime (an effective rate of 3.25% at December 31, 2008); collateralized by the building and equipment. Balance is due on demand by bank.	750,000	45,780
Note payable - Represents the balance of an auto loan; principal and interest payments of $1,108 are due monthly; effective rate of interest is 6.9%; maturity date is December, 2011; Principal payments on the loan are due as follows: Year ending December 31, 2009 - $11,147, 2010 - $11,941, 2011 - $13,106	36,194	49,274
	$ 786,194	$ 814,534

5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 5% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

Certificates outstanding at December 31, 2008 mature as follows:

Year Ending December 31,	Amount (including accrued interest)	Interest Rate
2009	$ 392,309	6 - 10
2010	591,318	6 - 10.5
2011	240,283	7 - 10.5
2012	134,895	7 - 10.5
2013	1,196,214	7 - 9.5
2014	113,238	8
2015	74,912	8 - 11
2016	178,785	8 - 11
2018	937,374	9 - 10
2019	334,598	7 - 9.5
2020	87,281	7 - 9
2021	818,128	9 - 10
2022	55,266	9 - 10
	$ 5,154,601	

6. RELATED PARTY TRANSACTIONS

The Company leases certain of its facilities to its stockholder under a year-to-year lease, expiring May, 2009. During the years ended December 31, 2008 and 2007, rental income was $12,000 and $11,000, respectively.

The stockholder leases office space to the Company under a year-to-year lease, at a monthly rent of $750. Rent expense was $9,000 for each of the years ended December 31, 2008 and 2007.

During the year ended December 31, 2008, the shareholder assumed loans receivable with book values of $182,214, respectively, from two debtors of the Company.

During the year ended December 31, 2007, an affiliated company assumed loans receivable with book values of $773,407 from one debtor of the Company.

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $5,000,000 of subordinated investment certificates of our report dated February 10, 2009 on the financial statements of Singer Financial Corp. contained in such Statement.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Horsham, PA

March 24, 2009

McElroy, Deutsch, Mulvaney & Carpenter, LLP

ATTORNEYS AT LAW

1617 JOHN F. KENNEDY BOULEVARD
SUITE 1500
PHILADELPHIA, PA 19103-1815
(215) 557-2900
FACSIMILE (215) 557-2990/2991

FRANK B. BALDWIN
Direct Dial: (215) 557-2941
fbaldwin@mdmc-law.com

October 14, 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

       Re: **Singer Financial Corp.**

Ladies and Gentlemen:

We have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer") in connection with its offering of $4,800,000 of Subordinated Investment Certificates pursuant to an Offering Statement filed with the Securities and Exchange Commission under Regulation A on May 29, 2008.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In our opinion, the securities being registered will, when sold, be legally issued, fully paid, and non-assessable and will be legally binding obligations of the Issuer.

The undersigned is admitted to practice law only in the Commonwealth of Pennsylvania. Accordingly this opinion is limited to and governed by the laws of that state and the securities laws, rules, and regulations of the United States.

Very truly yours,

McELROY, DEUTSCH, MULVANEY &
CARPENTER, LLP

By: Frank B. Baldwin

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Philadelphia**, State of **Pennsylvania** on **4/1/**, 20**09**.

(Issuer) **Singer Financial Corp.**

By (Signature and Title) _____ , **President**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) _____
(Title) **Paul Singer, Chief Executive Officer, President, Chief Finanical Officer, Sole Director**
(Selling security holder) _____
(Date) _____

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.